SPL
Innovate·Adapt·Excel

FILE NO.
82 - 34708

September 22, 2003

03 SEP 25 AM 7: 2

VIA FEDERAL EXPRESS

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

SUPPL

Securities and Exchange Commissi[redacted]
Office of International Corporate Fi
450 Fifth Street, N.W.
Washington, D.C. 20549

03032221

Re: SPL WorldGroup B.V., File No. 82-34708 / Additional Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed information is being furnished on behalf of SPL WorldGroup B.V. (the "Company"), a private limited liability company organized under the laws of The Netherlands, pursuant to the exemption granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Accordingly, the following documents represent additional material being submitted in respect of the Company's File No. 82-34708:

1. Notice and Agenda, dated September 19, 2003 of the Company's Extraordinary General Meeting of Shareholders to be held on October 6, 2003, together with related material as mailed to Shareholders; and

2. Press Release titled: "SPL WorldGroup Notes Contributions Billing Systems Can Make to Future Blackout Prevention", dated September 18, 2003.

By providing the foregoing information, the Company is not admitting that any of such information is material to an investment decision in its equity securities.

If you have any questions or require any additional information, please contact me at (415) 357-4767 or Robert A. Zuccaro of Latham & Watkins at (212) 906-1295.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed, self-addressed stamped envelope.

Very truly yours,

Richard V. Zolezzi
Senior Vice President and General Counsel

dlo
9/29

RVZ:alk
encls/ Robert A. Zuccaro, Esq.

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FILE NO.
82-34708

NOTICE AND AGENDA

03 SEP 25 AM 7:21

Extraordinary General Meeting of Shareholders
Of
SPL WorldGroup B.V.
<u>To be held on October 6, 2003</u>

Dear Shareholders:

This is to notify you that an Extraordinary General Meeting of the Shareholders of SPL WorldGroup B.V. (the "Company") will be held at the offices of Baker & McKenzie, Leidseplein 29, 1017 PS Amsterdam, The Netherlands, on Monday, October 6, 2003 at 9:30 A.M. for the Preferred Stock Shareholders, and at 10:00 A.M., Netherlands Time, for all Shareholders.

The following matters will be presented for vote by the Shareholders of the Company at the meeting:

1. Acceptance of the resignation of Mr. Lewis Folb as a director of the Company, and the full and final discharge of his duties and for any acts of management as a director.

2. Election of Mr. Len Israelstam as an Inside Director.

3. Cancellation of a total of 11,445 shares of the Company's Series B common shares, which were repurchased by the Company from Eyal Lebedinsky at US $4.20 per share pursuant to a contractual obligation of the Company entered into with Mr. Lebedinsky at the time of issuance of the shares.

4. Authorization of each lawyer of Baker & McKenzie, Amsterdam to take whatever actions necessary to consummate the above-mentioned cancellation of Series B common shares.

Dated: September 19, 2003

Richard V. Zolezzi
Senior Vice President and General Counsel
SPL WorldGroup B.V.

FILE NO.
82 - 34708

Please fax this form when completed **but not later than October 5, 2003:**

TO: Mr. John Paans,
Baker & McKenzie, Amsterdam. **Fax No. +31-20-620-7475**

PRE-MEETING VOTING FORM
(FOR USE ONLY BY COMMON STOCK SHAREHOLDERS WHO ARE PARTIES TO THE AMENDED AND RESTATED PREFERRED AND COMMON STOCK SHAREHOLDERS AGREEMENT)
for Election of Directors at the Annual General Meeting of Shareholders
of SPL WorldGroup B.V.
October 6, 2003

Name of Shareholder:______________________________ No. of Shares Owned:________

ELECTION OF INSIDE DIRECTOR
No. of Votes equals number of shares owned: ________

The undersigned casts the following number of votes for the sole nominee listed below as an Inside Director of SPL WorldGroup B.V.

Ref.	Name of Nominee	No. of Votes Cast
1.	Len Israelstam	
	Total:	

Dated: ___________, 2003

____
signature of Shareholder

____
name of Shareholder

FILE NO.
82 - 34708

Please fax this form when completed, **but not later than October 5, 2003:**

TO: Mr. John Paans,
Baker & McKenzie, Amsterdam. **Fax No. +31-20-620-7475**

PROXY

Extraordinary General Meeting of Shareholders of SPL WorldGroup B.V.
October 6, 2003

The undersigned, being a Shareholder of record of SPL WorldGroup B.V. (the "Company"), does hereby appoint John Paans, a lawyer of Baker & McKenzie, Amsterdam, or any other lawyer or civil law notary of Baker & McKenzie, Amsterdam, true and lawful attorney, for and in the name, place, and stead of the undersigned, to vote at the Extraordinary General Meeting of Shareholders of the Company to be held at the offices of Baker & McKenzie, Leidseplein 29, 1017 PS Amsterdam, The Netherlands, at 9:30 A.M. for the Preferred Stock Shareholders and at 10:00 A.M. for all Shareholders on October 6, 2003, or on any other day as the meeting may be held by adjournment or otherwise, as fully as the undersigned could vote if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that the above attorney or substitute may do in name, place and stead of the undersigned.

The proxy shall vote the shares of the undersigned as follows:

(Note: If you choose to vote against any item, you may delete "For" and write "Against".)

FOR acceptance of the resignation of Mr. Lewis Folb as a director of the Company, and the full and final discharge of his duties and for any acts of management as a director.

FOR election to the Board of Directors of the Company of Mr. Len Israelstam as the nominee receiving votes as Inside Director in the pre-meeting election conducted pursuant to Section 2.4.5 of the Amended and Restated Preferred and Common Stock Shareholders Agreement dated as of July 1, 2000, as amended.

FOR approval of the cancellation of a total of 11,445 shares of the Company's Series B common shares repurchased by the Company from Eyal Lebedinsky.

FOR authorization of each lawyer of Baker & McKenzie, Amsterdam to take whatever actions are necessary to consummate the above-mentioned cancellation of Series B common shares.

Dated: ________, 2003.

____
signature of Shareholder

____
name of Shareholder

FILE NO. 82 - 34708

SPL
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The Leading Provider of Customer Mangement Software Solutions

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Press Releases
- 2003
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Articles & Abstracts

Contact us at:
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Or email:
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News : Press Releases



FOR IMMEDIATE RELEASE

Contacts:
Richard Virgilio
Stephenson Group
(973) 989-1177
rvirgilio@stephensongroup.com

Tracey Mitchell
SPL WorldGroup, Inc.
(973) 401-7525
tracey_mitchell@splwg.com

SPL WorldGroup Notes Contributions Billing Systems Can Make to Future Blackout Prevention

Billing-dependent programs like demand response and net metering contribute to better management of existing generation and transmission-one way to help reduce construction needs.

Morristown, NJ, September 18, 2003 — "Over the next few years, utilities will increasingly need their customer care and billing systems to support efforts in preventing blackouts," predicts Brian Owenson, vice president of product strategy at SPL WorldGroup

Owenson's comments come as the energy industry continues to examine last month's widespread blackout in the Northeast.

A "smoking gun" cause of the blackout has yet to be identified. And "I by no means want to imply that billing-related approaches to grid management could, by themselves, have prevented the problem," Owenson says.

"But the blackout has set off serious discussions of ways to better manage the existing grid, "he points out. "And approaches like complex billing could make a significant contribution."

Using complex billing[1] programs, utilities can offer users incentives to decrease demand or increase on-site generation at specific times. The programs bill users for consumption measured in intervals—generally 10 to 60 minutes long. Pricing for each interval can vary. "Utilities can, for instance, raise prices on hot summer days or during critical peak events," Owenson says.

"Complex billing," Owenson continues, "is an important part of the new demand response programs aimed at blackout reduction.[2] The associated meter data management and billing applications are important to its success."

Interval data analysis also has other grid-management uses. It can help pinpoint a facility's unnecessary demand peaks and suggest ways to reduce consumption.

Billing systems that handle net metering[3] can also help reduce blackouts, Owenson says. "Grids sometimes have problems because more electricity is needed—not generally, but at a specific time and place. With net metering plus complex billing," Owenson explains, "utilities can identify strategically located office buildings or factories. They can then reward those that, during a crisis, feed electricity into the grid by turning on back-up generators or maximizing output from a cogeneration facility."[4]

Owenson, who earlier this year authored Energy Data Management: Complex Billing and Pricing, is the chief architect of SPL WorldGroup's industry-leading CorDaptix™ customer care and billing system for energy, water, and service companies.

###

Editorial Note: A PDF version of Energy Data Management: Complex Billing and Pricing is available via the SPL website at: http://www.splwg.com/main/whitepaper/wpapply.asp

[1] Complex billing is also known as "real-time," "interval," or "time-series" billing.

[2] Demand response programs are of two basic varieties:

- Request-based programs, in which utilities contact program participants when grid problems loom and offer financial or other incentives geared to the size and duration of an electricity user's actual reduction.
- Price-based programs, in which users determine in advance a set price at which they will reduce demand or at least consider doing so.

Demand response avoids two major problems that have long made interruptible rates unpopular. It sizes the financial incentive offered to the user to the size and duration of the load reduction; thus, utilities are not forced to lower rates for companies that merely agree to be interrupted but then never are. Demand response programs also place control of the demand reduction in the hands of the user; facilities do not risk interruptions during crucial periods when uninterrupted electricity is vital to a successful industrial process or to meeting a delivery deadline

[3] Net metering permits a facility with on-site generation—a factory with back-up generators or a home with solar panels—to feed electricity back into the grid. Net-metered sites may receive a flat fee per kilowatt-hour generated; this is a common approach for residential systems. Larger sources of generation, however, can be metered using interval techniques; this permits utilities to raise the incentive for generation added to specific points in the grid at specific times.

[4] Cogeneration uses energy sequentially to produce both electricity and another useful form of energy, such as heat or steam. A laundry, for instance, might use cogeneration to heat water with what would otherwise be waste energy from electricity generation.

About SPL WorldGroup
As the world leader in customer care and billing software, SPL WorldGroup helps energy and service companies achieve excellence in billing, customer care, sales and marketing. Using outstanding

FILE NO.
82 - 34708

technology and its unparalleled implementation success record, SPL helps its clients attract, nurture and maximize the value of their customers.

From prospect management, billing and customer care through quoting and credit and collections, SPL provides energy, water and service companies with strategic options for managing residential, commercial and industrial customers in both regulated and competitive markets, across multi-product service lines.

Led by an experienced and visionary management team, and in partnership with the world's leading systems integrators and technology innovators, SPL's 600 professionals in North America, Europe, the Middle East and Asia Pacific dedicates themselves to providing value to clients by implementing solutions that fit the specific needs of energy, water and service related companies and building long-term relationships based on confidence and trust.

Visit SPL WorldGroup at www.splwg.com or call 1-973-539-6268 (New Jersey), 1-866-468-6775 (San Francisco), or, within the US and Canada, 1-800-275-4775.